FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2008

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Interim unaudited consolidated financial information as of September 30, 2008 and 2007 and for the three-month and nine-month periods then ended

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report of Independent Auditors

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of September 30, 2008, the related consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2008 and 2007 as well as the consolidated statements of changes in shareholders’ equity for the nine-month periods then ended and explanatory notes. Management is responsible for the preparation and presentation of these interim consolidated financial statements. Our responsibility is to express a conclusion on them based on our review.

The financial statements of Minera Yanacocha S.R.L. as of September 30, 2008 and 2007 and for the three-month and nine-month periods then ended have been reviewed by other auditors, whose reports have been furnished to us. In the consolidated financial statements of the Company, the Company’s investment in Minera Yanacocha S.R.L. amounts to US$615.6 million as of September 30, 2008 (US$577.5 million as of December 31, 2007); in addition, la the share in the net income of this entity amounts to US$169.0 million for the nine-month period then ended (US$55.5 million for the nine-month period ended September 30, 2007).

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information is limited primarily to make inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Report of Independent Auditors (continued)

Based on our review and on the limited reports of the independent auditors of Minera Yanacocha S.R.L. nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements are not prepared, in all material respects, in accordance with accounting principles generally accepted in Peru.

Lima, Peru,
October 28, 2008

Countersigned by:

Marco Antonio Zaldívar
C.P.C. Register No.12477

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Balance Sheets
As of September 30, 2008 (unaudited) and December 31, 2007 (audited)

	Nota	2008	2007
		US$(000)	US$(000)

Assets

Current assets

Cash and cash equivalents	4	498,038	381,612

Current portion of derivate financial instruments	13	23,342	2,929

Trade accounts receivable, net		142,434	107,540

Other accounts receivable, net		11,494	7,760

Accounts receivable from affiliates	12(a)	15,353	14,420

Inventory, net		46,481	35,149

Current portion of prepaid taxes and expenses		38,203	16,032
Total current assets		775,345	565,442

Other long-term accounts receivable		1,460	1,451

Prepaid taxes and expenses		5,786	5,338

Derivative financial instruments	13	18,538	5,035

Investment in shares	5	971,206	932,420

Mining concessions and property, plant and equipment, net		261,703	244,992

Development costs, net		107,681	84,187

Deferred income tax and workers´ profit sharing asset, net	9	230,313	141,118

Other assets		1,993	1,486

Total assets		2,374,025	1,981,469

	Nota	2008	2007
		US$(000)	US$(000)

Liabilities and shareholders’ equity, net

Current liabilities

Trade accounts payable		39,405	24,662
Income tax payable		4,917	15,349
Other current liabilities		73,687	96,823
Embedded derivatives for concentrates sales	13	12,392	5,984
Current portion of long-term debt	6	111,509	20,869
Total current liabilities		241,910	163,687

Other long-term liabilities		82,731	72,308
Long-term debt	6	303,665	63,250
Deferred income from sale of future production		-	102,008
Total liabilities		628,306	401,253

Shareholders’ equity, net	7
Capital stock, net of treasury shares of US$62,622,000 in the year 2008 and US$14,462,000 in the year 2007		750,540	173,930
Investment shares, net of treasury shares of US$142,000 in the year 2008 and US$37,000 in the year 2007		2,019	473
Additional paid-in capital		225,978	177,713
Legal reserve		37,679	37,679
Other reserves		269	269
Retained earnings		561,870	1,056,937
Cumulative translation loss		(34,075)	(34,075)
Cumulative unrealized gain on derivative financial instruments, net		8,895	1,518
Cumulative unrealized gain on investments in shares held at fair value		125	158
		1,553,300	1,414,602

Minority interest		192,419	165,614
Total shareholders’ equity, net		1,745,719	1,580,216

Total liabilities and shareholders’ equity, net		2,374,025	1,981,469

The accompanying notes are an integral part of the consolidated balance sheet.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Income (unaudited)
For the three and nine-month periods ended September 30, 2008 and 2007

	Note	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
		2008	2007	2008	2007
		US$(000)	US$(000)	US$(000)	US$(000)
Operating income
Net sales	10	195,330	188,217	611,601	520,476
Royalty income	12(b)	12,235	7,599	38,577	22,326
Realization of deferred income from sale of future production		-	-	-	5,393
Total income		207,565	195,816	650,178	548,195
Operating costs
Cost of sales, excluding depreciation and amortization		73,390	48,776	180,944	130,832
Exploration in units in operation		16,880	10,039	40,663	26,784
Depreciation and amortization		14,622	12,425	40,828	35,527
Total operating costs		104,892	71,240	262,435	193,143
Gross income		102,673	124,576	387,743	355,052
Operating expenses
Administrative	11	3,374	13,725	40,615	35,280
Exploration in non-operating areas		14,005	10,942	41,155	31,324
Royalties		10,454	8,954	26,570	22,123
Sales		3,428	2,162	12,572	5,426
Total operating expenses		31,261	35,783	120,912	94,153
Operating income before unusual item		71,412	88,793	266,831	260,899
Net loss on release of fixed-price component in sales contracts	10	-	-	(415,135)	(185,922)
Operating income (loss) after unusual item		71,412	88,793	(148,304)	74,977
Other income (expenses), net
Share in affiliated companies, net	5(b)	75,264	67,758	319,548	175,240
Interest income		4,521	2,443	12,885	7,582
Gain on change in the fair value of gold certificates		-	-	-	5,126
Interest expense		(10,047)	(3,083)	(26,267)	(6,878)
Gain (loss) on currency exchange difference		(3,330)	2,181	(6,238)	2,124
Other, net		3,574	(2,252)	4,050	(5,716)
Total other income (loss), net		69,982	67,047	303,978	177,478
Income before workers´ profit sharing, income tax and minority interest		141,394	155,840	155,674	252,455
Provision for workers´ profit sharing, net	9	(5,690)	(6,183)	12,358	(4,173)
Provision for income tax, net	9	(22,427)	(23,545)	41,234	(21,208)
Net income		113,277	126,112	209,266	227,074
Net income attributable to minority interest		(12,692)	(26,221)	(49,923)	(72,371)
Net income attributable to Buenaventura		100,585	99,891	159,343	154,703
Net income per basic and diluted share, stated in U.S. dollars	8	0.40	0.39	0.63	0.61
Weighted average number of shares outstanding, (in units)	8	254,442,328	254,442,328	254,442,328	254,442,328

The accompanying notes are an integral part of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity (unaudited)
For the nine-month period ended September 30, 2008 and 2007

	Capital stock, net of treasury shares
	Number of shares outstanding	Common shares	Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on derivative financial instruments, net	Cumulative unrealized gain on investments held at fair value	Total	Minority interest	Total shareholders’ equity
		US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)	US$(000)

Balance as of January 1, 2007	126,879,832	173,930	473	177,713	37,679	269	852,148	(34,075)	-	932	1,209,069	91,437	1,300,506
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(47,071)	-	-	-	(47,071)	(17,143)	(64,214)
Unrealized gain on available-for-sale financial assets	-	-	-	-	-	-	-	-	-	798	798	-	798
Realization of accumulated gain on financial instruments available-for-sale	-	-	-	-	-	-	-	-	-	(1,633)	(1,633)	-	(1,633)
Unrealized gain on investment shares held at fair value	-	-	-	-	-	-	-	-	-	38	38	-	38
Unrealized loss on derivate financial instruments held by El Brocal	-	-	-	-	-	-	-	-	(615)	-	(615)	(1,462)	(2,077)
Net income	-	-	-	-	-	-	154,703	-	-	-	154,703	72,371	227,074
Balance as of September 30, 2007	126,879,832	173,930	473	177,713	37,679	269	959,780	(34,075)	(615)	135	1,315,289	145,203	1,460,492

Balance as of January 1, 2008	126,879,832	173,930	473	177,713	37,679	269	1,056,937	(34,075)	1,518	158	1,414,602	165,614	1,580,216
Dividends declared and paid, notes 7(a) and 7(b)	-	-	-	-	-	-	(27,989)	-	-	-	(27,989)	(29,584)	(57,573)
Capitalization of retained earnings, note 7(c)	-	576,610	1,546	48,265	-	-	(626,421)	-	-	-	-	-	-
Shares issued as a result of stock split, note 7(d)	126,879,832	-	-	-	-	-	-	-	-	-	-	-	-
Unrealized gain on derivate financial instruments held by El Brocal , note 13	-	-	-	-	-	-	-	-	7,377	-	7,377	14,464	21,841
Unrealized loss on investment shares held at fair value	-	-	-	-	-	-	-	-	-	(33)	(33)	-	(33)
Decrease of minority interest in El Brocal	-	-	-	-	-	-	-	-	-	-	-	(7,998)	(7,998)
Net income	-	-	-	-	-	-	159,343	-	-	-	159,343	49,923	209,266
Balance as of September 30, 2008	253,759,664	750,540	2,019	225,978	37,679	269	561,870	(34,075)	8,895	125	1,553,300	192,419	1,745,719

The accompanying notes are an integral parts of this consolidated statement.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Consolidated Statements of Cash Flows (unaudited)
For the three and nine-month periods ended September 30, 2008 and 2007

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)
Operating activities
Proceeds from sales	157,966	158,391	577,744	504,631
Dividends received	173,072	-	287,017	21,825
Royalties received	12,308	6,298	37,925	24,147
Interest received	4,080	2,438	12,535	8,107
Settlement of gold certificates	-	-	-	135,189
Value Added Tax recovered	-	6,123	-	13,068
Income Tax recovered	-	3,629	-	3,629
Release of fixed-price component in sales contracts	-	-	(517,143)	(315,726)
Payments to suppliers and third parties	(63,660)	(49,833)	(214,426)	(149,545)
Payments to employees	(20,271)	(14,986)	(86,591)	(58,560)
Payments for exploration activities	(31,176)	(20,752)	(75,551)	(57,466)
Income tax paid	(5,916)	(16,675)	(36,720)	(72,308)
Payments of royalties	(10,540)	(6,705)	(30,257)	(22,496)
Payments of interest	(6,952)	(1,896)	(18,940)	(3,760)
Acquisition of gold certificates	-	-	-	(66,853)
Net cash and cash equivalents provided by (used in) operating activities	208,911	66,032	(64,407)	(36,118)
Investment activities
Decrease (increase) in time deposits	10,717	8,067	37,481	(37,565)
Proceeds from sale of plant and equipment	380	107	754	618
Settlement of available-for-sale financial assets	-	-	-	55,714
Constitution of escrow account, note 4(d)	(64,095)	-	(64,095)	-
Additions to mining concessions, property, plant and equipment	(23,993)	(11,520)	(49,826)	(51,616)
Disbursements for development activities	(13,523)	(9,238)	(26,373)	(25,304)
Purchase of investment shares	(14,813)	(366)	(14,592)	(366)
Other investment activities	(251)	-	(281)	-
Net cash and cash equivalents used in investment activities	(105,578)	(12,950)	(116,932)	(58,519)
Financing activities
Proceeds from long-term debt	-	-	450,000	75,000
Proceeds from bank loans	-	10,237	510,000	55,237
Payments of bank loans	-	(35,000)	(510,000)	(35,000)
Payments of long-term debt	(117,879)	(585)	(118,945)	(901)
Dividends paid	-	-	(30,320)	(47,071)
Dividends paid to minority shareholders of subsidiary	(3,207)	(1,986)	(29,584)	(17,143)
Net cash and cash equivalents provided by (used in) financing activities	(121,086)	(27,334)	271,151	30,122
Increase (decrease) in cash and cash equivalents during the period, net	(17,753)	25,748	89,812	(64,515)
Cash and cash equivalents at beginning of period	410,429	86,337	302,864	176,600
Cash and cash equivalents at period-end	392,676	112,085	392,676	112,085

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Consolidated Statements of Cash Flows (unaudited) (continued)

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net income to cash and cash equivalents provided by (used in) operating activities
Net income	100,585	99,891	159,343	154,703
Add (less)
Minority interest	12,692	26,221	49,923	72,371
Depreciation and amortization	22,490	9,718	42,533	26,885
Amortization of development costs	3,896	3,180	11,153	9,981
Long-term officers’ compensation (reversal)	(6,466)	7,212	7,578	13,304
Fair value of embedded derivatives	9,134	-	6,409	-
Loss (gain) on currency exchange difference	3,330	(2,181)	6,238	(2,124)
Accretion expense of the provision for closure of mining units	3,594	1,029	5,632	2,960
Allowance for doubtful trade accounts receivable	-	-	5,372	-
Income from release of fixed price component in sales contracts	-	-	(102,008)	(129,804)
Deferred income tax and workers´ profit sharing benefit	16,078	(2,199)	(100,757)	(64,783)
Share in affiliated companies, net of dividends received in cash	97,808	(67,758)	(32,531)	(153,415)
Realization of deferred income from sale of future production	-	-	-	(5,393)
Other	1,704	1,019	4,212	1,113

Net changes in operating assets and liabilities accounts
Decrease (increase) in operating assets -
Financial assets at fair value through profit or loss (Gold Certificates)	-	-	-	63,210
Trade accounts receivable	(46,498)	(29,826)	(34,894)	(15,845)
Prepaid taxes and expenses	(2,681)	4,145	(22,618)	5,116
Inventory	2,671	(2,800)	(11,332)	(2,901)
Other accounts receivable	(1,226)	760	(4,251)	(1,895)
Accounts receivable from affiliates	73	(1,247)	(652)	2,130
Increase (decrease) in operating liabilities -
Trade accounts payable	7,891	748	14,743	(4,165)
Income tax payable	176	5,757	(10,432)	(7,070)
Other liabilities	(16,340)	12,363	(58,068)	(496)
Net cash and cash equivalents provided by (used in) operating activities	208,911	66,032	(64,407)	(36,118)

The accompanying notes are an integral parts of this consolidated statement.

Compañía de Minas Buenaventura S.A.A. and Subsidiaries

Notes to the interim consolidated financial statements (unaudited)
As of September 30, 2008 and 2007

1. Identification and Business Activity
(a)	Identification -
Compañía de Minas Buenaventura S.A.A. (hereafter “Buenaventura”) is a publicly traded corporation incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration, smelting and sales of polymetallic ores and metals. The business activities of its subsidiaries are presented in the consolidated financial statements as of December 31, 2007; there have been no changes in such activities during the nine-month period ended September 30, 2008.

The consolidated financial statements include the financial statements of the below listed subsidiaries, whose interest participation were rounded to cents is shown below:

	Ownership percentages as of
	September 30, 2008		December 31, 2007
	Direct	Indirect	Direct	Indirect
	%	%	%	%

Mining concessions, held exploration and exploitation of minerals

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17
Compañía Minera Condesa S.A.	100.00	-	100.00	-
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-
Sociedad Minera El Brocal S.A.A. (c)	3.39	29.59	2.76	29.59
Inversiones Colquijirca S.A.	61.42	-	61.42	-
Minas Conga S.R.L.	-	60.00	-	60.00
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00
Minera La Zanja S.R.L.	53.06	-	53.06	-
Minera Minasnioc S.A.C.	60.00	-	60.00	-

Electric power activity
Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-

Services rendered
Buenaventura Ingenieros S.A.	100.00	-	100.00	-
Contacto Corredores de Seguros S.A.	-	100.00	-	100.00

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	Project for the expansion of El Brocal operations -
On August 15, 2008, the Board of Directors of El Brocal approved a project to expand its operations, estimated at approximately US$160,000,000. The expansion project consists of:

-	Constructing the Tajo Norte open pit to raise production to 15,000 DMT/day.

-	Constructing the Marcapunta Norte mine so as to produce 3,000 DMT/day.

-	Expanding and modernizing the Huaraucaca concentration plant:

(i) Expansion of the lead-zinc-silver circuit in order to upgrade the rated capacity for the treatment of ore mined from the Tajo Norte - La Llave mine, from 5,000 DMT/day to 15,000 DMT/day.

(ii) Expansion of the copper circuit in order to upgrade the rated capacity for the treatment of ore mined from the Marcapunta mine from 1,000 DMT/day to 3,000 DMT/day.

-	Implementation of the Huachuacca tailings facility.

-	Modification of services to support the increased production capacity of 18,000 DMT/day.

As of September 30, 2008, El Brocal has been carrying out stripping works in the Tajo Norte - La Llave mine in order to be able to access the mineral targeted to increase the production level in this sector of the mining unit.

To this date, the disbursements made in connection with this project amount to US$11,330,000 (US$515,000 as of December 31, 2007).

(c)
These participations were calculated by using the total of El Brocal’s outstanding shares; that is, considering both common shares and investment shares. If we were to calculate the amount on the basis of outstanding common shares only, direct and indirect participation as of September 30, 2008 would be 3.59 and 31.36 per cent, respectively. This new participation totaling 34.95 percent, represents the voting right participation of Buenaventura before El Brocal’s shareholders meeting.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

2.	Interim unaudited consolidated financial statements
Basis of presentation -
The interim unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2008 had been prepared in conformity with IAS 34 “Interim Financial Reporting”.

The interim consolidated financial statements do not include all the information and disclosures required in the Company’s annual consolidated financial statements and should be read together with the consolidated financial statements as of December 31, 2007.

Significant accounting principles and practices -
(a)
The criteria and accounting basis used by the Company in preparing the accompanying interim consolidated financial statements are consistent to those used in the preparation of the Company’s annual consolidated financial statements.

(b)
Net income per basic and diluted shares is calculated on the basis of the weighted average number of the common and investment shares outstanding as of the date of the consolidated balance sheets, without considering treasury stock. When the number of shares is modified as a result of capitalization of retained earnings, share splits or share grouping, the net income per basic and diluted shares is adjusted retroactively for all of the periods reported. If the change occurs after the date of the consolidated financial statements, but before the financial statement are authorized to issue, the calculation of net income per basic and diluted shares for all of the reported periods must be based on the new number of shares.

Reclassifications -
The Company did not make significant reclassifications to its interim consolidated financial statements for the three and nine-month periods ended September 30, 2008 and 2007.

3.	Seasonality of operations
The Company and its subsidiaries operate continuously without fluctuations due to seasonality.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

4.	Cash and cash equivalents
(a)	This item is made up as follows:

	As of September 30, 2008	As of December 31, 2007
	US$(000)	US$(000)

Cash	761	460
Bank accounts	45,049	27,700
Time deposits (b)	346,866	274,704
Cash balances included in the consolidated statements of cash flows	392,676	302,864
Time deposits with original maturity greater than 90 days (c)	41,267	78,748
Escrow account (d )	64,095	-

	498,038	381,612

(b)	The time deposits as of September 30, 2008, made up as follow:

Currency	Original maturities	Annual interest rate
	%		US$(000)

U.S. dollars	From 25 to 63 days	From 3.50 to 6.15	256,500
Nuevos Soles	From 1 to 90 days	From 4.20 to 6.55	90,366
			346,866

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

The time deposits as of December 31, 2007, made up as follow:

Currency	Original maturities	Annual interest rate
		%	US$(000)

U.S. dollars	From 2 to 90 days	From 4.57 to 5.61	237,500
Nuevos Soles	From 62 to 90 days	From 5.20 to 5.40	37,204
			274,704

(c)	As of September 30, 2008, it mainly corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate
		%	US$(000)

Nuevos Soles	From 91 to 182 days	From 5.75 to 6.10	8,767
U.S. dollars	From 91 to 100 days	From 4.45 to 4.60	32,500
			41,267

As of December 31, 2007, it mainly corresponds to time deposits maintained by El Brocal:

Currency	Original maturities	Annual interest rate
		%	US$(000)

Nuevos Soles	From 91 to 228 days	From 5.00 to 5.50	48,048
U.S. dollars	From 91 to 271 days	From 5.05 to 5.30	30,700
			78,748

(d)
As of September 30, 2008, in compliance with the Syndicate Loan Agreement, the Company opened an escrow account for US$64,095,000 in a Peruvian bank. See note 6(c). The escrow account yields an annual interest rate of 4.30 per cent.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

5.	Investments in shares
(a)	This item is made up as follows:

	Equity ownership		Amount
	As of September 30, 2008	As of December 31, 2007	As of September 30, 2008	As of December 31, 2007
	%	%	US$(000)	US$(000)

Investments held under the equity method
Minera Yanacocha S.R.L. (c)
Equity share	43.65	43.65	615,545	577,537
Payment in excess of the share in fair value of assets and liabilities, net			18,766	19,599
			634,311	597,136
Sociedad Minera Cerro Verde S.A.A. (c)
Equity share	18.68	18.50	266,071	267,448
Payment in excess of the share in fair value of assets and liabilities, net			67,567	57,960
			333,638	325,408

Investments held at fair value
Other			3,257	9,876
			971,206	932,420

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The table below presents the net share in affiliated companies:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Minera Yanacocha S.R.L.	43,730	16,705	168,127	53,486
Sociedad Minera Cerro Verde S.A.A.	31,534	50,104	151,421	119,024
Otras	-	949	-	2,730
	75,264	67,758	319,548	175,240

(c)
The investments held in Yanacocha (a gold mine located in Cajamarca, Peru) and Cerro Verde (a copper mine located in Arequipa, Peru), represent the Company’s most significant investments. The share in their results has been significant in relation to the Company’s net earnings as of September 30, 2008 and 2007.

Increase in investments in shares balance -
Investment in shares´ balance increased by US$38,786,000 compared to the balance as of December 31, 2007; which was originated by the share in Yanacocha and Cerro Verde for US$319,548,000, net of the dividends received by these companies for US$287,017,000.

Increase in share in affiliated companies -
The share in affiliated companies shows a increase of US$144,308,000 compared to the nine-month period ended September 30, 2007, mainly due to the net effect of:

-
An increase of US$114,641,000 in the share in Yanacocha’s net income. During the nine-month period ended September 30, 2008, Yanacocha obtained a net income of US$386,377,000 (US$123,540,000 during the nine-month period ended September 30, 2007). The higher income of Yanacocha is explained by the higher volume of gold sold during the nine-month period ended September 30, 2008 (1,410,466 gold ounces during the nine-month period ended September 30, 2008 compared to 1,126,704 gold ounces during the nine-month period ended September 30, 2007), and the increase of the gold price average (US$897.00 per ounce of gold in the nine-month period ended September 30, 2008 compared with US$666.00 in the nine-month period ended September 30, 2007).

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

-
An increase of US$32,397,000 in the share in Cerro Verde’s net income. This company obtained a net income of US$818,848,000 during the nine-month period ended September 30, 2008 (US$648,610,000 during the nine-month period ended September 30, 2007) explained by the full operations of primary sulfide plant which started its operation in February 2007, and allowed to increase the volume of copper sold of 191,012 metric tonnes during the nine-month period ended September 30, 2007 to 241,013 metric tonnes during the same period of 2008 and the increase of copper price average from US$7,094.53 per metric tonnes during the nine-month period ended September 30, 2007 to US$7,974.43 per metric tonnes during the same period of 2008.

The increase in Cerro Verde’s net profit, explained by increased copper sales coupled with higher copper prices, was reduced by valuation losses of the embedded copper derivatives contained in the provisional liquidations of the sale of concentrates as of September 30, 2008, considering that the future price of copper is expected to show a downward trend as result of the global economic meltdown.

Summary of financial information based on the financial statements of Yanacocha and
Cerro Verde -
The table below presents the principal amounts in the financial statements of Yanacocha and Cerro Verde, adjusted to conform to Buenaventura’s accounting practices:

	Yanacocha		Cerro Verde
	As of September 30	As of December 31	As of September 30	As of December 31
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Balance Sheet
Total assets	2,042,571	1,895,884	1,953,874	2,010,776
Total liabilities	629,869	569,559	529,284	565,034
Shareholders’ equity	1,412,702	1,326,325	1,424,590	1,445,742

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

	Yanacocha		Cerro Verde
	For the nine-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Results
Total income	1,265,044	750,329	1,809,781	1,371,838
Operating income	550,527	189,174	1,263,423	1,048,827
Net income	386,377	123,540	818,848	648,610

6.	Long-term debt
(a)
On February 20, 2008, Buenaventura signed a Syndicate Bridge Loan Agreement for the amount of US$450,000,000 with a syndicate of banks led by Banco de Crédito del Perú (the agent bank) with an interest rate of 90 day Libor plus 2.25% nominal annual. The loan received was used to pay clients to release the fixed - price component in sales contracts that Buenaventura held as of such date (see note 10) and to pay its financial obligations assumed during 2008, prior to obtain the syndicate bridge loan, which was paid in may of 2008 with founds provided by a new loan. See paragraph(b).

(b)
On May 21, 2008 Buenaventura signed a Syndicate Loan Agreement for US$450,000,000. The Banco de Crédito del Perú (BCP) was designated as Administrative Agent on behalf of the bank syndicate. The main clauses provided in the Syndicate Contract include the following:

(i)	The loan is structured according to the source of funding as follows:

	US$(000)%

Local banks	200,000	44.45
Foreign banks	250,000	55.55
	450,000	100.00

(ii)	The loan accrues a 90 day Libor plus 2.25% nominal. The principal amount may only be prepaid on each of the programmed quarterly maturity dates.

(iii)	The loan has been granted for a five-year period. The amortization of the principal amount shall be made in 20 quarterly payments of US$22,500,000 starting August 27, 2008 and ending May 27, 2013.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(iv)
Compañía Minera Condesa S.A. (after “Condesa”) signed the Syndicate Loan Agreement as guarantor for Buenaventura. For such effect, Condesa granted the Agent bank a pledge over its ADS (Pledged Securities), which were holded in the Bank of New York. The pledge affects 21,130,260 ADS of Buenaventura, which should have a market value of at least 1.25 times the remaining balance of the principal of the loan. If the market value of the pledge falls to levels below 1.25 times the remaining balance of the principal, the Company commits to grant additional pledges up to the value of at least 1.50 times the remaining balance of the principal.

(v)	Buenaventura agrees to not entering into derivative contracts with speculation purposes as defined in the International Financial Reporting Standards.

(vi)
Buenaventura agrees to maintain a Debt Ratio financial index greater than 3.5 to 1.0 as of the end of each quarter. This ratio is determined by dividing Buenaventura’s consolidated financial debt by the sum of the consolidated EBITDA and the collection of dividends for the twelve-month period following the calculation date.

In the opinion of Buenaventura’s Management, as of the date of submitting the financial statements, it has duly complied with all of the obligations assumed under the Syndicate Loan Agreement.

(c)
In August and September 2008, Buenaventura prepaid US$49,500,000 and US$38,475,000, respectively, with no additional charges for penalties. These prepayments caused the quarterly installments to be reprogrammed from US$22,500,000 to US$22,025,000 for the installment for August 2008 and to US$18,000,000 for the installments up to May 2013.

Additionally, Buenaventura opened an escrow account for US$64,095,000 in fulfillment of the Syndicate Loan Agreement. See note 4(d).

(d)
In June 2007, Buenaventura obtained a loan from Banco de Crédito del Perú for the amount of US$75,000,000 in order to partially finance the payments in connection with the release of the fixed price component in the trade contracts entered into in 2007, as explained in note 10. This loan generates a three month Libor interest rate plus 0.85% and has not required any sort of guarantee.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(e)	The long-term debt held by Buenaventura and its subsidiaries matures as follows:

Period	US$(000)

2008	27,875
2009	111,549
2010	92,750
2011	74,000
2012	73,000
2013	36,000
415,174

Current portion	(111,509)
Non current portion	303,665

(f)	The interest expense related to the Syndicate Loan Agreement amounts to US$13,304,000 for the nine-month period ended September 30, 2008.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

7.	Shareholders’ equity, net
(a)	Dividends declared and paid -
The information about declared and paid dividends for the nine-month periods ended September 30, 2008 and 2007 is as follows:

Meeting	Date	Dividends declared and paid	Dividends per share
		US$	US$

Dividends 2008
Mandatory annual shareholders’ meeting	March 27, 2008	30,320,000	0.22
Less - Declared dividends to Condesa		(2,331,000)
		27,989,000

Dividends 2007
Mandatory annual shareholders’ meeting	March 28, 2007	50,992,000	0.37
Less - Declared dividends to Condesa		(3,921,000)
		47,071,000

(b)	As of September 30, 2008, the effect of declared and paid dividends by two subsidiaries to minority shareholders, is made up as follows:

	2008	2007
	US$(000)	US$(000)

Sociedad Minera El Brocal S.A.A.	19,187	10,079
S.M.R.L. Chaupiloma Dos de Cajamarca	10,397	7,064
	29,584	17,143

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(c)	Capitalization of retained earnings -
The Mandatory annual Shareholders’ Meeting held March 27, 2008, agreed to increase the nominal value of the common and investment shares from S/4.00 to S/20.00 each. For this, the Meeting approved the following capitalizations:

(i)
Capitalization of results from exposure to inflation accumulated of capital stock and investment shares, as of December 31, 2004 amounting to S/96,858,000 (US$28,230,000). As of capitalization date, results from exposure to inflation was included as part of capital stock. As a consequence, no additional movement was required in the consolidated statement of changes in shareholders’ equity.

(ii)
Capitalization of retained earnings amounting to S/2,108,219,000 (US$626,421,000) increased the capital stock and investment shares accounts by US$576,610,000 (net of treasury stock for US$48,160,000) and US$1,546,000 (net of treasury stock for US$105,000), respectively.

As a result of the capitalizations, the nominal value of treasury shares (common and investment) increased from US$14,499,000 to US$62,764,000 (an increase of US$48,265,000). In compliance with accounting standards, the Company shows the nominal value of treasury shares net of the capital stock, as a consequence the increase in the nominal value of the treasury shares was net off in the same value of capital stock increasing the additional capital account of consolidated statement of changes in shareholders’ equity.

(d)	Stock Split-
In the General Shareholders Meeting held March 27, 2008, shareholders agreed that once the capitalization of retained earnings had been formalized and registered in Peru’s public registries, described in paragraph (c), these would be split by changing the nominal value of common and investment shares from S/20.00 to S/10.00.

The Board of Directors in its session of July 1, 2008 agreed on the schedule to carry out this splitting of Company shares. According to this schedule, the date of registration of the operation was July 18, 2008. As from July 21, 2008 the Lima Stock Exchange traded the new number of shares effective as of such date (254,442,328 shares made up by 253,759,664 common shares and 682,664 investment shares) and as from July 23, 2008 the New York Stock Exchange did the same.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

8.	Basic and diluted earnings per share
The composition of shares effective as of September 30, 2008 and 2007, as well as the number of shares considered in the calculation of net income per basic and diluted share, are described in detail below:

	Outstanding shares					Number of shares (denominator in calculation of net income per basic and diluted share after stock split effect)
	Common	Investment	Treasury shares		Total	Common	Investment	Total
	Shares	Shares	Common	Investment	shares	shares	shares	shares

Balance as of January 1, 2007	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	126,879,832	341,332	127,221,164

Shares issued as a result of stock split (note 7(d))	-	-	-	-	-	126,879,832	341,332	127,221,164
Balance as of September 30, 2007	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	253,759,664	682,664	254,442,328
Balance as of January 1, 2008	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	126,879,832	341,332	127,221,164

Shares issued as a result of stock split (note 7(d))	137,444,962	372,320	(10,565,130)	(30,988)	127,221,164	126,879,832	341,332	127,221,164
Balance as of September 30, 2008	274,889,924	744,640	(21,130,260)	(61,976)	254,442,328	253,759,664	682,664	254,442,328

The table below presents the computation of basic and diluted earnings per share as of September 30, 2008 and 2007:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007

Net income (numerator) – US$	100,585,000	99,891,000	159,343,000	154,703,000
Shares (denominator)	254,442,328	254,442,328	254,442,328	254,442,328
Basic and diluted earnings per share– US$	0.40	0.39	0.63	0.61

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

9.	Deferred income tax and workers´ profit sharing asset, net
(a)
The company and its subsidiaries recognize the effects of timing differences between the accounting basis and the tax basis. The table below presents the components of this caption, according to the items that give rise to them:

	As of September 30, 2008	As of December 31, 2007
	US$(000)	US$(000)

Tax – loss carryforward	196,626	58,116
Provision for closure of mining units	13,259	9,019
Stock appreciation rights accrual	10,424	13,458
Difference in depreciation and amortization rates	9,581	8,139
Loss on translation into U.S. dollars	5,846	8,923
Embedded derivative from sale of concentrates	4,412	2,131
Deferred income from sale of future production	-	33,192
Other	5,074	10,975

Deferred asset	245,222	143,953

Less - Deferred liability affecting retained earnings
Derivative financial instruments	(14,909)	(2,835)
Deferred asset, net	230,313	141,118

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)
The current and deferred portions of the income (expense) tax and workers’ sharing benefit included in the consolidated statements of income for the three and nine-month periods ended September, 30, 2008 and 2007 are made up as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007
	US$(000)	US$(000)	US$(000)	US$(000)

Workers’ profit sharing
Current - legal	(1,823)	(3,865)	(7,322)	(12,893)
Current - without effect of unusual item	(254)	(1,999)	(2,962)	(5,838)
Deferred	(3,613)	(319)	22,642	14,558
	(5,690)	(6,183)	12,358	(4,173)
Income tax
Current	(9,962)	(26,063)	(36,881)	(71,433)
Deferred	(12,465)	2,518	78,115	50,225
	(22,427)	(23,545)	41,234	(21,208)

10.	Net sales
The sales in the nine-month period ended September 30, 2008 (US$611,601,000) increased by 18 percent compared to the sales in the nine-month period ended September 30, 2007 (US$520,476,000). During the the nine-month period ended September 30, 2008, the Company sold 281,462 gold ounces at an average market quotation of US$905.86, compared with the same period of 2007 the Company sold 40,000 gold ounces at an average fixed price of US$340.00/Oz and 252,889 gold ounces at an average market quotation of US$627.87/OZ. The higher sales prices obtained during the nine-month period ended September 30, 2008 results from the modification of schedule of commitments of gold ounces and for the release of fixed-price component in sales contracts which were made in January 2007 and in the months of January and February of 2008, respectively.

The increase in the sales for the higher prices of gold was partially off set by the decrease of the gold ounces sold. See note 14(a).

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

During the nine-month period ended September 30, 2008 las El Brocal’s sales decreased approximately in US$30,134,000 in respect the same period of 2007, which is mainly explained by the net effect between: (a) increase in the copper concentrate sales for US$35,312,000 as a result of to start up phase of copper concentrate plant at the end of the year 2007 (which allow to sale 32,765 MT of copper concentrate during the nine-month period ended September 30, 2008); (b) the decrease of the zinc concentrate sales by US$40,637,000 mainly as a consequence of the minor zinc quotation; and (c) the decrease of the lead concentrate sales by US$23,441,000 as a consequence of the minor volumes sold and the minor silver content, which have been partially offset by minor silver quotation.

Normal sales contracts -
In March and May of 2007, Buenaventura reviewed the sales contracts with six of its customers, to release the fixed–price or higher price to sell certain number of committed ounces and to sell those gold ounces between the years 2008 - 2012 at market prices.

As a consequence, Buenaventura was released from the obligation to sell 971,000 ounces of gold at fixed prices; consequently, they will be sold according at the market price prevailing at the date of the physical delivery of the gold committed.

For these transactions Buenaventura made a payment of US$315,726,000 (US$144,987,000 en in March, 2007 and US$170,739,000 in May, 2007, respectively) with charge to expense and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$129,804,000 with a credit to income of the period. The loss resulting of US$185,922,000 is presented in the caption Net loss on release of fixed-price component in sales contracts, in the consolidated statements of income for the nine-months period ended September 30, 2007.

In January and February of 2008, Buenaventura reviewed the sales contracts with others customer, to release the fixed-price component or higher price on to sell those committed gold ounces to the market prices between the years 2010 – 2012, in a similar way of the agreement fixed in 2007.

As a consequence, Buenaventura was released from the obligation to sell 922,000 ounces of gold at fixed prices, varying between US$345 and US$451 per ounces of gold; consequently, they will be sold according at the market price, prevailing at the date of the physical delivery of the gold committed.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

For these transactions, Buenaventura made a payment of US$517,143,000 (US$82,592,000 en in January 2008 and US$434,551,000 in February 2008, respectively) and recorded a decrease in the liability corresponding to the deferred income from sale of future production of US$102,008,000 with credit to income of the period. The net loss resulting of US$415,135,000 s presented in the caption Net loss on release of fixed–price component in sales contracts in the consolidated statements of income for the nine-month period ended September 30, 2008.

As of September 30, 2008, Buenaventura has been released of fixed-price component of all sales contracts which have a maximum maturity until the 2012.

Embedded derivative due to changes of the prices in sales contracts -
The Company’s concentrate sales include embedded derivatives that for accounting purposes must be separated from the sales contracts. They are recognized as assets and liabilities at fair value.

11.	General and administrative expenses
This caption shows a reduction of 75 per cent for the three-month period ended September 30, 2008 (US$3,374,000) compared with expenses incurred for the three-month period ended September 30, 2007 (US$13,725,000). This is due mainly to the reversion of the provision for long term compensation to officers for the amount of US$6,466,000 realized in September 2008.

12.	Transactions with affiliated companies
(a)	As a result of the transactions presented in the paragraph (b), the Company has the following accounts receivable from affiliated companies:

	As of September 30, 2008	As of December 31, 2007
	US$(000)	US$(000)

Minera Yanacocha S.R.L.	15,217	14,307
Other	136	113
	15,353	14,420

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

(b)	The Company (through its subsidiaries) had the following transactions with Minera Yanacocha S.R.L.:

S.M.R.L. Chaupiloma Dos de Cajamarca (“Chaupiloma”) -
Chaupiloma is legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacochaof the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. Royalties earned amounted to US$12,235,000 and US$38,577,000 for the three and nine-month periods ended September 30, 2008, respectively (US$7,599,000 and US$22,326,000 for the three and nine-month periods ended September 30, 2007, respectively) and are presented as royalties income in the consolidated statements of income.

Compañía Minera Condesa S.A. (“Condesa”) -
During the three and nine-month periods ended September 30, 2008, Yanacocha paid cash dividends to Condesa of US$87,300,000 and US$130,950,000, respectively (US$21,825,000 for the nine-month period ended September 30, 2007).

Buenaventura Ingenieros S.A. (“Bisa”) -
Starting from July 2007, Bisa participates in the bidding for the execution of specific work orders for Minera Yanacocha S.R.L.

The revenues related to these services contracts during the three and nine-month periods ended September 30, 2008 amounted to approximately US$199,000 and US$966,000, respectively (US$381,000 and US$3,118,000 000 for the three and nine-month periods ended September 30, 2007, respectively). These figures are presented in the caption net sales of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. (“Conenhua”) -
In November 2001, Conenhua signed a 10-year agreement with Yanacocha for the electric energy transmission and infrastructure operation, Yanacocha will pay an annual fee of US$3,700,000. For the three and nine-month periods ended September 30, 2008, the revenues for these services amounted to US$1,197,000 and US$3,591,000, respectively (US$1,274,000 and US$3,211,000 for the three and nine-month periods ended September 30, 2007, respectively) and are presented in the caption net sales of the consolidated statements of income.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Terms and Transaction with related parties
Transactions with related parties are made at normal market prices. Outstanding balances at year-end are unsecured interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables. As of September, 30, 2008, the Company has not recorded any impairment of receivables relating to amounts owed by related parties, according to the assessment undertook by Management of the financial position of the related party and the market in which the related party operates.

13.	Derivative financial instruments
Derivative contracts -
Buenaventura
On April 17, 2008 Buenaventura entura settled its put option contracts (gold convertible put option contracts) for which disbursed a total amount of US$500, which granted it the right to sell 52,500 ounces of gold at an average price of US$345 per ounce, depending on certain market conditions. As of September 30, 2008, Buenaventura had no gold convertible put option contracts.

El Brocal
During the year 2007 and the nine-month period ended September 30, 2008, El Brocal entered into metal price hedging contracts to cover future cash flows from its sales, which qualify to hedge accounting of future cash flow and are recognized as assets and liabilities at fair value in the consolidated balance sheet. Changes in the fair value are deferred in an equity account to the extent that the hedge operations are effective. The deferred amounts are reclassified to sales caption when the related production is sold.

The critical terms of these hedge operations have been negotiated with brokers so that they coincide with the negotiated terms of the sales contracts to which they are related. Price hedge operations for cash flow from the next few years’ sales have been evaluated by the Management and found to be 100% effective using the dollar-offset method, that the Company’s management considers best reflects the risk management aim relating to the hedging operations.

As of September 30, 2008, El Brocal recognized gain of US$4,010,000 relating to hedging operations liquidated in the period. These values are included in the caption net sales in the consolidated statement of income.

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Hedging operations current in El Brocal as at September 30, 2008 are:

Metal	Monthly average amount	Total Amount	Fixed Price	Period	Fair value (*)
	MT	MT	US$/ MT		US$(000)
Zinc	675 MT	2,025	2,866	October 2008 - December 2008	2,547
Zinc	675 MT	4,050	2,853	January 2009 – June 2009	4,933
Zinc	675 MT	4,050	2,679	July 2009 - December 2009	3,669
Zinc	675 MT	4,050	2,621	January 2010 – June 2010	3,239
Zinc	425 MT	2,550	2,481	July 2010 - December 2010	1,573
Lead	525 MT	1,575	2,930	October 2008 - December 2008	1,720
Lead	625 MT	3,750	2,653	January 2009 – June 2009	3,276
Lead	625 MT	3,750	2,618	July 2009 - December 2009	2,952
Lead	625 MT	3,750	2,562	January 2010 – June 2010	2,696
Lead	625 MT	3,750	2,568	July 2010 - June 2010	2,478
Lead	300 MT	1,800	2,145	January 2011 – June 2011	501
Copper	350 MT	1,050	7,694	October 2008 - December 2008	1,047
Copper	350 MT	2,100	7,514	January 2009 – June 2009	1,699
Copper	875 MT	5,250	8,245	July 2009 – December 2009	9,550
Total		43,500			41,880
				Less - current portion	(23,342)
				Non current portion	18,538
(*) Mark to market

During the nine-month period ended September 30, 2008, El Brocal recorded a credit net of the deferred income tax and workers’ profit sharing amounting to US$21,841,000, in which Buenaventura participates in US$7,377,000, in the equity caption “Unrealized gain on derivative financial instruments” resulting from changes in fair value of the derivative contracts occurring in the nine-month period ended September 30, 2008. As of September 30, 2008 the fair value of derivatives financial instruments, net of the deferred income tax and deferred worker’s profit sharing amounts to US$26,970,000, in which Buenaventura participates in US$8,895,000, and is presented in the caption “Cumulative unrealized gain on derivative financial instruments, net” in consolidated statements of changes in shareholder’s equity (loss of US$615,000 as of September 30, 2007).

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

Embedded derivative due to changes of the prices in sale provisional liquidation–
As of September 30, 2008 and December 31, 2007, the fair value of the embedded derivative is a loss of US$12,392,000 (loss of US$5,878,000 maintained by El Brocal and a loss of US$6,514,000 maintained by Buenaventura) and US$5,984,000 (loss of US$5,760,000 maintained by El Brocal and a loss of US$224,000 maintained by Buenaventura) respectively. The related liability is shown in the caption Embedded derivative for concentrate sales on the consolidated balance sheet.

As of September 30, 2008, the provisional settlements held to this date and their periods for final liquidation are as follows:

Embedded derivative for concentrate sales held by Buenaventura:

			Quotations
Metal	Amount	Expiry	Provisional	Future	Fair value
			US$	US$	US$(000)

Silver	20,373 OZ	October 08 – January 09	11.77 - 18.32	10.45 - 10.79	(4,621)
Gold	4,736 OZ	October 08 – December 08	789.34 - 839.71	823.50 - 840.00	144
Copper	140 MT	October 08 – November 08	318.34 - 346.60	224.95 - 234.45	(13)
Lead	6,254 MT	October 08 – January 09	1,847 - 2,411	1,520 - 1,560	(789)
Zinc	12,114 MT	October 08 – January 09	1,723 - 1,850	1,441 - 1,475	(1,235)

Embedded derivative for concentrate sales held by El Brocal:

			Quotations
Metal	Amount	Expiry	Provisional	Future	Fair value
			US$	US$	US$(000)

Zinc	64,268 MT	October 08 – January 09	1,723 - 2,511	1,699 - 2,511	(1,045)
Lead	21,359 MT	October 08 – January 09	1,547 - 2,235	1,838 - 2,823	(337)
Copper	20,258 MT	October 08 – February 09	6,957 - 8,668	6,319 - 7,635	(4,496)
Embedded derivative for concentrate sales					(12,392)

Translation of a report and interim unaudited consolidated financial statements originally issued in Spanish - see Note 15 to the consolidated financial statements

Notes to the interim consolidated financial statements (unaudited) (continued)

14.	Statistical data
Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three and nine-month periods ended September 30, 2008 and 2007 are as follows:

(a)	Volumes sold:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007

Gold	108,907 Oz	92,969 Oz	281,462 Oz	292,889 Oz
Silver	3,979,327 Oz	4,494,822 Oz	12,443,303 Oz	12,323,505 Oz
Lead	11,434 MT	10,720 MT	27,690 MT	30,861 MT
Zinc	18,573 MT	19,755 MT	61,733 MT	55,057 MT
Copper	2,333 MT	41 MT	5,722 MT	107 MT

(b)	Average sale prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	2008	2007	2008	2007

Gold	897.87 US$/Oz	708.20 US$/Oz	905.86 US$/Oz	627.87 US$/Oz
Silver	14.73 US$/Oz	12.62 US$/Oz	16.49 US$/Oz	12.99 US$/Oz
Lead	1,827.07 US$/MT	3,152.66 US$/MT	2,170.45 US$/MT	2,679.35 US$/MT
Zinc	1,749.67 US$/MT	3,152.93 US$/MT	2,060.93 US$/MT	3,476.78 US$/MT
Copper	7,571.06 US$/MT	7,679.94 US$/MT	7,990.12 US$/MT	7,263.98 US$/MT

15.	Explanation added for English language translation
The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: December 1, 2008